Filed by América Móvil, S.A.B. de C.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Telmex Internacional, S.A.B. de C.V. “Telmex Internacional”

Subject Company Commission File No.: 001-34086

Commencement of Exchange Offer

for

Telmex Internacional, S.A.B. de C.V. Shares and American Depositary Shares

and

Carso Global Telecom, S.A.B. de C.V. Shares and American Depositary Shares

by

América Móvil, S.A.B. de C.V.

Mexico City, May 11, 2010. América Móvil, S.A.B. de C.V. (“América Móvil”) today announced the commencement of its exchange offer to holders of Series A Shares (“TII A Shares”), Series L Shares (“TII L Shares”) and American Depositary Shares (“TII ADSs”) of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”). América Móvil is offering Ps. 11.66 in cash or 0.373 AMX L Shares for each TII L Share or TII A Share tendered, and Ps. 233.20 in cash or 0.373 AMX L ADSs for each TII ADS tendered (the “TII Offer”). In a related transaction, América Móvil also announced the commencement of its exchange offer to holders of Series A-1 Shares (“CGT Shares”) and ADSs (“CGT ADSs”) of Carso Global Telecom, S.A.B. de C.V. (“CGT”). América Móvil is offering 2.0474 AMX L Shares for each CGT Share tendered, and 0.20474 AMX ADSs for each CGT ADS tendered (the “CGT Offer” and together with the TII Offer, the “Exchange Offers”).

The TII Offer comprises a Mexican offer and a concurrent U.S. offer. The U.S. offer is being made pursuant to a prospectus (the “U.S. Prospectus”) contained in a registration statement on Form F-4 filed with the United States Securities and Exchange Commission (the “SEC”) on May 11, 2010, and is open to all U.S. holders of TII A Shares or TII L Shares and all holders of TII ADSs, wherever located. All amounts to shareholders electing cash in the U.S. offer will be paid in U.S. dollars. The Mexican offer is being made pursuant to a Mexican Information Statement and Offering Memorandum (“Mexican Prospectus”) and is open to holders of TII A Shares and TII L Shares.

The CGT Offer is being made pursuant to a Mexican Disclosure Statement (the “CGT Offer Document”) and is open to holders of CGT Shares. The CGT Offer is not subject to registration under the Securities Act of 1933, as amended, or to the requirements applicable to tender offers under Regulation 14D and Rules 14e-1 and 14e-2 under the Securities Exchange Act of 1934, as amended. An English translation of the CGT Offer Document has been filed with the SEC on Form CB on May 11, 2010.

The Exchange Offers are subject to regulatory and other conditions set forth in, in the case of the TII Offer, the Mexican Prospectus and the U.S. Prospectus and, in the case of the CGT Offer, the CGT Offer Document.

THE TII OFFER AND THE CGT OFFER WILL EXPIRE AT 4:00 PM MEXICO CITY TIME (5:00 PM NEW YORK CITY TIME) ON JUNE 10, 2010, UNLESS EXTENDED.

Important Additional Information for the U.S. Offer

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. The solicitation of the offers to exchange Telmex Internacional securities and CGT securities in the United States will only be made (i) in the case of the TII Offer, the U.S. Prospectus and (ii) in the case of the CGT Offer, the CGT Offer Document, in each case and the related U.S. offer acceptance materials that are being filed with the SEC and mailed to holders of Telmex Internacional securities and CGT securities, as applicable, eligible to participate in the U.S. offer. Additional copies of the materials for the U.S. offer may be obtained for free at the SEC’s website at www.sec.gov, at Telmex Internacional’s website at www.telmexinternacional.com or from D.F. King & Co., Inc., the information agent for the Telmex Internacional U.S. offer, at the following telephone numbers: 1-212-269-5550 (for banks and brokers) and 1-800-735-3591 (for shareholders and ADS holders). Additional copies of the materials for the CGT Offer may be obtained for free at the SEC’s website at www.sec.gov, at CGT’s website at www.cgtelecom.com.mx or from D.F. King & Co., Inc. at the following telephone numbers: 1-212-269-5550 (for banks and brokers) and 1-800-735-3591 (for shareholders and ADS holders). Holders of Telmex Internacional securities or CGT securities are urged to carefully read the U.S. Prospectus or the CGT Offer Document, as applicable, and any other related documents that are or will be filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

Contact

Questions on the TII Offer and requests for assistance may be directed to D.F. King & Co., Inc., the information agent in connection with the U.S. offer:

48 Wall Street

New York, New York 10005

Banks and Brokers May Call: (212) 269-5550

Shareholders and ADS Holders May Call Toll-Free: (800) 735-3591

Questions on the CGT Offer and requests for assistance may be directed to The Bank of New York Mellon, the exchange agent in connection with the CGT U.S. offer:

By mail: BNY Mellon Shareowner Services c/o Mellon Investor Services LLC. Attn. Corporate Action Department P.O. Box 3301 South Hackensack, NJ 07606	By overnight courier or by hand: BNY Mellon Shareowner Services c/o Mellon Investor Services LLC. 480 Washington Boulevard Attn: Corporate Action Department – 27th Floor Jersey City, NJ 07310

All Callers May Call Toll-Free: (800) 777-3674

May 11, 2010